UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 1 to this Report on Form 6-K is the Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine-month periods ended September 30, 2014 and 2013 of Paragon Shipping Inc. (the "Company") and unaudited interim condensed consolidated financial statements of the Company for the nine-month periods ended September 30, 2014 and 2013, and the accompanying notes thereto.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 filed on November 22, 2013, as amended on December 20, 2013 (Registration No. 333-192517).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of our financial condition and results of operations for the nine-month periods ended September 30, 2014 and 2013. Unless otherwise specified herein, references to the "Company," "we" or "our" shall include Paragon Shipping Inc. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission on March 27, 2014 (the "Annual Report"). This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview
We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide ocean going transportation services worldwide. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers. We commenced operations in December 2006 and completed our initial public offering in August 2007.

Our current fleet consists of eight Panamax drybulk carriers, two Ultramax drybulk carriers, two Supramax drybulk carriers and four Handysize drybulk carriers. Our current newbuilding program consists of two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015.

As of the date of this report, we owned 11.0% of the outstanding common stock of Box Ships Inc. (NYSE: TEU) ("Box Ships").

Vessel Management
Allseas Marine S.A. ("Allseas") and Seacommercial Shipping Services S.A. ("Seacommercial") are responsible for all commercial and technical management functions for our fleet, pursuant to long-term management agreements between Allseas, Seacommercial and each of our vessel-owning subsidiaries. Allseas and Seacommercial also provide commercial and technical management services for Box Ships' fleet. Allseas and Seacommercial are controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou.

We primarily employ our vessels in the spot charter market, on short-term time charters or on voyage charters, ranging from ten days to three months. However, depending on the time charter market, we may decide from time to time to employ our vessels on medium to long-term time charters. All of our vessels are currently employed on fixed-rate time charters with expirations ranging from January 2015 to September 2015.

Results of Operations
Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•
Available days. We define available days as the number of calendar days in a period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days. We define operating days as the total available days in a period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days. The shipping industry uses operating days to measure the number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, vessel upgrades, vessel positioning, dry-dockings or special or intermediate surveys.

•
Charter contracts. A period time charter and a trip time charter are generally contracts to charter a vessel for a specific period of time at a set daily rate. Under period time charters and trip time charters, the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross time charter revenues. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. In the case of a spot market voyage charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Whether our vessels are employed on time charters or on voyage charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot market rates.

Charter Revenues
Charter revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the shipping market and other factors affecting the charter rates for our vessels.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. Future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses

Our voyage expenses exclude commissions and consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking.

Vessel Operating Expenses
Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. We anticipate that our vessel operating expenses, which generally represent fixed costs, will fluctuate based primarily upon the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may also cause these expenses to increase.

Dry-docking Expenses

Dry-docking costs relate to the regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with the regulations, the environmental laws and the international shipping standards. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, the shipyard availability, the local availability of manpower and material and the billing currency of the yard. We expense dry-docking costs as incurred.

Management Fees - Related Party

Management fees represent fees paid to Allseas in accordance with our management agreements and accounting agreement, which are discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Management Agreements" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Accounting Agreement" of our Annual Report for the year ended December 31, 2013.

Furthermore, in order to incentivize Allseas' continued services to us, on November 10, 2009, we entered into a tripartite agreement with Allseas and Loretto, a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than the common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. The fair value of the shares issued to Loretto is deemed share-based compensation for management services and is charged to earnings and recognized in paid-in-capital on the date we become liable to issue the shares. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Agreement with Loretto" of our Annual Report for the year ended December 31, 2013.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives. The estimated useful life of our vessels is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value. Refer to "Item 5. Operating and Financial Review and Prospects–A. Operating Results–Critical Accounting Policies and Estimates–Vessel Depreciation" of our Annual Report for the year ended December 31, 2013.

General and Administrative Expenses

General and administrative expenses include fees payable under our administrative and executive services agreements with Allseas, which are discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Administrative Services Agreement" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Executive Services Agreement" of our Annual Report for the year ended December 31, 2013. In addition, general and administrative expenses include directors' fees, office rent, traveling expenses, communications, directors and officers insurance, legal, auditing, investor relations and other professional expenses and reflect the costs associated with running a public company.

Furthermore, our general and administrative expenses include share-based compensation. For more information on the non-vested share awards issued as incentive compensation under our Equity Incentive Plan, please see "Item 6. Directors, Senior Management and Employees—E. Share Ownership—Equity Incentive Plan" of our Annual Report for the year ended December 31, 2013.

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We also expect to incur financing costs and interest expenses under our current and future credit facilities in connection with debt incurred to finance future acquisitions, as market conditions warrant.  In addition, we have incurred and expect to incur interest expenses relating to our issued and outstanding senior unsecured notes due 2021 that bear interest at a rate of 8.375% per year.

Selected Information

The following tables present selected unaudited consolidated financial and other data of the Company for the nine months ended September 30, 2013 and 2014 and as of December 31, 2013 and September 30, 2014, derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. All amounts are expressed in United States Dollars, except for fleet data.

	Nine Months Ended September 30,
	2013	2014
STATEMENTS OF COMPREHENSIVE LOSS DATA
Net revenue	40,685,326	39,298,151
Operating loss	(1,559,527)	(29,033,893)
Net loss	(10,992,587)	(41,574,009)
Loss per Class A common share, basic and diluted	(0.97)	(1.78)

OTHER FINANCIAL DATA
Net cash from / (used in) operating activities	2,132,169	(3,728,586)
Net cash from / (used in) investing activities	5,377,336	(65,598,491)
Net cash from financing activities	19,049,363	57,014,145
Net increase / (decrease) in cash and cash equivalents	26,558,868	(12,312,932)

	December 31,	September 30,
	2013	2014
BALANCE SHEET DATA
Total assets	419,545,980	443,228,924
Total liabilities	186,895,203	210,782,802
Total shareholders' equity	232,650,777	232,446,122

	Nine Months Ended September 30,
	2013	2014
FLEET DATA
Calendar days for fleet	3,521	3,816
Available days for fleet	3,456	3,755
Operating days for fleet	3,442	3,712

Average number of vessels (1)	12.9	14.0
Number of vessels at end of period	13	14

Fleet utilization (2)	99.6%	98.9%
AVERAGE DAILY RESULTS
Vessel operating expenses (3)	4,474	4,286
Dry-docking expenses (4)	482	575
Management fees - related party (5)	1,312	1,280
General and administrative expenses (6)	1,938	1,320

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.

(2)	Fleet utilization is the percentage of time that our vessels were available for generating revenue and is determined by dividing operating days by available days of our fleet for the relevant period.
(3)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(4)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(5)	Daily management fees - related party are calculated by dividing management fees - related party by fleet calendar days for the relevant time period.
(6)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

Results of Operations

Nine months ended September 30, 2014 and 2013
The average number of vessels in our fleet was 14.0 for the nine months ended September 30, 2014, compared to 12.9 for the nine months ended September 30, 2013. The following analysis discusses the primary drivers of the differences between these periods.

•
Charter revenue—Charter revenue was $41.7 million for the nine months ended September 30, 2014, compared to $43.0 million for the same period in 2013. The increase in the average number of vessels in our fleet and the corresponding increase in the number of operating days of our fleet from 3,442, for the nine months ended September 30, 2013, to 3,712, for the nine months ended September 30, 2014, were offset by the decrease in the charter rates earned by the vessels period over period as a result of the lower contracted rates due to the continued weakness in the drybulk market. After deducting commissions of $2.4 million, we had net revenue of $39.3 million for the nine months ended September 30, 2014, compared to $40.7 million net revenue, after deducting commissions of $2.3 million, for the nine months ended September 30, 2013.

•
Voyage expenses—For the nine months ended September 30, 2014, our voyage expenses amounted to $10.9 million, compared to $5.0 million for the nine months ended September 30, 2013. The increase in our voyage expenses are due to the increased number of voyage and short-term time charters and mainly reflects an increase of $4.8 million in the bunkers consumed during voyage charters, off-hire periods, vessel positioning and traveling to and from dry-docking, net of gains or losses from the sale of bunkers to charterers, an increase of $1.0 million in port charges and other related expenses for our vessels that were employed on voyage charters during the nine months ended September 30, 2014 and 2013, and an increase of $0.1 million in extra war risk insurances.

•
Vessel operating expenses—Vessel operating expenses amounted to $16.4 million, or $4,286 per vessel per day, for the nine months ended September 30, 2014, compared to $15.8 million, or $4,474 per vessel per day, for the nine months ended September 30, 2013. The increase in the operating expenses reflects mainly the increase in the average number of our vessels from 12.9 vessels for the nine months ended September 30, 2013, to 14.0 vessels for the nine months ended September 30, 2014. The decrease in the daily vessel operating expenses is due to the Company's cost control efficiency and the economies of scale of having a larger fleet.

•
Dry-docking expenses—We incurred an aggregate of $2.2 million in dry-docking expenses for the nine months ended September 30, 2014, compared to $1.7 million for the nine months ended September 30, 2013. One Panamax and two Supramax vessels were dry-docked during the first nine months of 2013, while three of our Panamax vessels underwent dry-docking during the same period in 2014, resulting in higher dry-docking costs.

•
Management fees - related party—We incurred an aggregate of $4.9 million, or $1,280 per vessel per day, in management fees for the nine months ended September 30, 2014, compared to an aggregate of $4.6 million, or $1,312 per vessel per day, in management fees for the nine months ended September 30, 2013. The increase in management fees mainly reflects the increase in the average number of vessels in our fleet period over period and the corresponding increase in the number of calendar days of our fleet.

•
Depreciation—Depreciation of vessels for the nine months ended September 30, 2014 amounted to $13.4 million, compared to $12.7 million for the nine months ended September 30, 2013, reflecting the increase in the average number of vessels in our fleet for the nine months ended September 30, 2014, compared to the nine months ended September 30, 2013.

•
General and administrative expenses—General and administrative expenses for the nine months ended September 30, 2014 were $5.0 million, compared to $6.8 million in general and administrative expenses for the nine months ended September 30, 2013. The $1.8 million decrease in general and administrative expenses reflects mainly the incentive compensation of $2.0 million that was awarded for the completion of our debt restructuring in February 2013 (refer to Notes 3 and 8 of our consolidated financial statements included in our Annual Report for the year ended December 31, 2013), partially offset by a $0.2 million increase in share based compensation due to the higher amortization effect of the granted share awards.

•
Impairment loss—Impairment loss for the nine months ended September 30, 2014 of $15.7 million relates to the write down to fair value of the contract price of the 4,800 TEU containership newbuilding (refer to Note 5 to our unaudited interim condensed consolidated financial statements included elsewhere herein). There was no impairment loss recorded in the first nine months of 2013.

•
Gain from sale of assets—The gain of $0.4 million for the nine months ended September 30, 2014 relates to the gain on the sale of the 4,800 TEU containership newbuilding that was concluded on May 23, 2014. No vessels were sold during the first nine months of 2013.

•
Gain from marketable securities, net—Gain from marketable securities, net, for the nine months ended September 30, 2014 of $11,598 relates to the sale of 6,596 shares of Korea Line Corporation ("KLC") at an average sale price of $26.50 per share that was concluded in April 2014. Gain from marketable securities, net, for the nine months ended September 30, 2013 of $2.2 million includes a gain of $3.1 million relating to the initial measurement of the 58,483 additional shares of KLC that were issued to us on May 9, 2013, pursuant to the amended KLC rehabilitation plan that was approved by the Seoul Central District Court on March 28, 2013, partially offset by a loss of $0.9 million relating to the change in the fair value of the total of 65,896 KLC shares as of September 30, 2013, which was considered as other than temporary.

•
Interest and finance costs—Interest and finance costs for the nine months ended September 30, 2014 and 2013, were $7.0 million and $5.4 million, respectively. The increase in the interest and finance costs was mainly due to the cancellation of the China Development Bank ("CDB") loan facility dated May 17, 2013, as well as the refinancing of the loan agreements with Bank of Scotland (dated December 4, 2007) and Nordea Bank Finland Plc ("Nordea") (dated May 5, 2011), and the resulting write off of the unamortized financing costs of $1.5 million relating to the respective facilities (refer to Notes 5 and 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein).

•
Loss on derivatives, net—Loss on derivatives for the nine months ended September 30, 2014 of $0.3 million consists of an unrealized gain of $0.4 million, representing a gain to record at fair value our interest rate swaps for the first nine months of 2014, and realized expenses of $0.7 million incurred from interest rate swaps during the same period. Loss on derivatives for the nine months ended September 30, 2013 of $0.1 million consists of an unrealized gain of $0.6 million, representing a gain to record at fair value our interest rate swaps for the first nine months of 2013, and realized expenses of $0.7 million incurred from interest rate swaps during the same period.

•
Equity in net income of affiliate—Equity in net income of affiliate for the nine months ended September 30, 2014 was $0.6 million, compared to $1.3 million for the same period in 2013. This decrease is mainly associated with the decrease in earnings available to common shareholders of Box Ships for the first nine months of 2014, as compared to the same period in 2013.

•
Loss on investment in affiliate—Loss on investment in affiliate of $5.9 million for the nine months ended September 30, 2014 consists of $0.2 million, relating to the dilution effect from the Company's non-participation in the public offering of 5,500,000 common shares of Box Ships, which was completed on April 15, 2014, as well as the aggregate impairment in investment in affiliate of $5.6 million, relating to the difference between the fair value and the book value of our investment in Box Ships as of March 31, 2014 and June 30, 2014, which was considered as other than temporary. As of September 30, 2014, the fair value of the Company's investment in Box Ships based on the quoted price of Box Ships was lower than the book value of the investment by $1.9 million. The respective difference was not considered as other than temporary and therefore, the investment was not impaired any further. Loss on investment in affiliate of $5.8 million for the nine months ended September 30, 2013 consists of $0.4 million, relating to the dilution effect from the Company's non-participation in the public offering of 4,000,000 common shares of Box Ships, which was completed on March 18, 2013, as well as an impairment loss of $5.4 million recorded in September 2013, relating to the difference between the fair value and the book value of the Company's investment in Box Ships as of September 30, 2013, which was considered as other than temporary.

•	Net loss—As a result of the above factors, net loss for the nine months ended September 30, 2014, was $41.6 million, compared to net loss of $11.0 million for the nine months ended September 30, 2013.

Cash Flows
Our principal sources of funds for the nine months ended September 30, 2014 have been our proceeds from the public offering of 6,785,000 Class A common shares completed in February 2014, proceeds from the sale of the 4,800 TEU containership newbuilding that was concluded on May 23, 2014, proceeds from the public offering of 1,000,000 senior unsecured notes completed in August 2014, borrowings under our loan facilities and our operating cash flows. Our principal uses of funds have been (i) capital expenditures for vessel acquisitions and advance payments for vessels under construction, (ii) working capital requirements and (iii) principal and interest payments on our loan facilities. Cash and cash equivalents as of September 30, 2014 amounted to $19.0 million, compared to $31.3 million as of December 31, 2013. We define working capital as current assets minus current liabilities. We had a working capital deficit of $160.8 million as of September 30, 2014, compared to the working capital surplus of $20.6 million as of December 31, 2013. The decrease in our working capital is mainly due to the increase in the current portion of long-term debt, less the increase in the current portion of our restricted cash, by $172.0 million in the aggregate, due to the classification of our long-term debt as current as of September 30, 2014 (refer to Notes 3 and 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein). It also reflects a decrease in cash and cash equivalents of $12.3 million and a decrease in marketable securities of $0.2 million, partially offset by an aggregate increase of $3.1 million in the remaining current assets and current liabilities.

Operating Activities

•
Net cash used in operating activities was $3.7 million for the nine months ended September 30, 2014, compared to net cash from operating activities of $2.1 million for the nine months ended September 30, 2013. The decrease in our net cash from operating activities was mainly due to a lower charter revenue net of commissions by $1.4 million, an increase in expenses, including voyage expenses, vessel operating expenses, dry-docking expenses, management fees - related party and general and administrative expenses, that in the aggregate amounted to $5.4 million, a decrease in gain from vessel early redelivery of $2.3 million, a decrease in interest income of $0.5 million, and a decrease in dividends received from Box Ships, excluding the return of investment in Box Ships, which is classified as cash flows from investing activities, of $1.3 million, partially offset by an increase in cash flows from changes in trade receivables, net, and other assets and liabilities that in aggregate amounted to $5.2 million.

Investing Activities

•
Net cash used in investing activities was $65.6 million for the nine months ended September 30, 2014. This mainly reflects the cash outflows of $63.6 million relating to the delivery of the M/V Proud Seas, the first installments for the Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052, the first installments for the Kamsarmax newbuilding drybulk carriers with Hull numbers YZJ1144, YZJ1145 and YZJ1142, and the outstanding contractual cost of the 4,800 TEU containership newbuilding that was offset by the net proceeds from the sale of the respective vessel to an unrelated third party in May 2014. It also reflects an increase in our restricted cash of $2.1 million, and the acquisition of other fixed assets of $0.1 million, partially offset by the proceeds from the sale of 6,596 KLC shares of $0.2 million. Net cash from investing activities was $5.4 million for the nine months ended September 30, 2013. This mainly reflects a repayment from affiliate of $8.0 million in relation to our loan agreement with Box Ships that was fully repaid on October 18, 2013, and a return of our investment in Box Ships of $0.3 million, offset by the cash outflows of $2.8 million relating to the delivery of the M/V Priceless Seas and the remaining vessels under construction, and the acquisition of other fixed assets of $0.1 million.

Financing Activities

•
Net cash from financing activities was $57.0 million for the nine months ended September 30, 2014, which mainly reflects the proceeds from long-term debt of $144.7 million and the net proceeds of $39.7 million from the public offering of 6,785,000 Class A common shares completed in February 2014, offset by the long-term debt repayments of $123.8 million, the cash outflows of $0.2 million relating to the purchase of treasury stock pursuant to the share buyback program that was authorized by our Board of Directors in May 2014, and the payment of financing costs of $3.5 million. Net cash from financing activities was $19.0 million for the nine months ended September 30, 2013, which mainly reflects the net proceeds of $32.2 million from the public offering of 6,000,000 Class A common shares completed in September 2013, offset by the long-term debt repayments of $12.3 million and the payment of financing costs of $0.9 million.

Loan Facilities

For information relating to our secured loan and credit facilities, please see Note 8 to our financial statements included in our Annual Report for the year ended December 31, 2013 and Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our loan and credit facilities or from our notes offering, and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet, maintenance costs to ensure the quality of our vessels, their compliance with international shipping standards and environmental laws and regulations, the funding of working capital requirements, principal repayments on loan facilities, and, with the discretion of our Board of Directors and subject to the consent of our lenders, the payment of dividends to our shareholders. Beginning with the first quarter of 2011, our Board of Directors suspended the payment of our quarterly dividend in light of the continued decline of charter rates and the related decline in asset values in the drybulk market. This suspension allows us to retain cash and increase our liquidity. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, restrictions under certain of our loan and credit facilities and other external factors, may limit our ability to pay dividends. See "Item 8. Financial Information—Dividend Policy" of our Annual Report for the year ended December 31, 2013.

Furthermore, we have entered into contracts for the construction of drybulk vessels and containerships.

On January 7, 2014, we took delivery of our fourth Handysize drybulk carrier, the M/V Proud Seas. In January 2014, an amount of $21.6 million was paid to the shipyard representing the final installment of the respective vessel, which was financed from the syndicated secured loan facility led by Nordea dated May 5, 2011.

On April 25, 2014, we entered into a memorandum of agreement for the sale of the 4,800 TEU containership newbuilding to an unrelated third party for a net amount of $41.2 million. In May 2014, we also agreed with the shipyard to reduce the contract price of the respective vessel by $0.8 million. The sale of the vessel and its transfer to the new owners was concluded on May 23, 2014. In addition, we have mutually agreed with CDB to cancel the corresponding credit facility for the vessel.

In October 2014, we took delivery of our first two Ultramax drybulk carriers, the M/V Gentle Seas and the M/V Peaceful Seas. In October 2014, an aggregate amount of $35.7 million was paid to the shipyard representing the final installment of the two vessels, which was mainly financed from the loan facility with HSH Nordbank AG ("HSH") dated April 4, 2014, following a total drawdown of $34.4 million.

For information relating to our latest newbuilding program developments, please see Notes 5 and 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Our current newbuilding program consists of two Ultramax drybulk vessels (Hull numbers DY4050 and DY4052) and three Kamsarmax drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142) with expected deliveries in 2015. Our current newbuilding program has an aggregate cost of $148.2 million, of which $101.7 million remains outstanding as of the date of this report. We intend to finance the remaining construction costs of these vessels with cash on hand, operating cash flows, borrowings under our existing loan and credit facilities, as discussed below, and additional bank debt that we intend to arrange.

On August 1, 2014, we agreed with HSBC Bank Plc ("HSBC") to extend the existing waivers for the financial covenants relating to the minimum interest and debt service coverage ratios, from June 30, 2014 to December 31, 2015.

On July 25, 2014, we agreed with Bank of Ireland to eliminate the financial covenant relating to the minimum debt service coverage ratio until the maturity of the loan. In addition, on September 30, 2014, we proceeded with a prepayment of $4.0 million with respect to our loan agreement with Bank of Ireland in return for a reduction in the next eight quarterly installments and an increase in the balloon at maturity.

On July 30, 2014, we agreed with Unicredit Bank AG ("Unicredit"), subject to certain closing conditions including a $7.0 million prepayment, to eliminate the financial covenants relating to the minimum debt service coverage ratio, the minimum market value adjusted net worth and the maximum leverage ratio until the maturity of the loan. In addition, we also agreed to increase the required ratio of the fair market value of mortgaged vessels to outstanding loan from 110% to 130% at all times. We prepaid the amount of $7.0 million on September 30, 2014.

For information relating to our loan and credit facilities, please see Note 8 to our consolidated financial statements included in our Annual Report for the year ended December 31, 2013 and Note 8 our unaudited interim condensed consolidated financial statements included elsewhere herein.

On August 8, 2014, we completed the offering of 1,000,000 senior unsecured notes due 2021 ("Notes"), pursuant to our effective shelf registration statement. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof, and bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. The net proceeds from the offering amounted to $23.9 million, net of underwriting discounts and commissions of $0.8 million, and offering expenses payable by us of $0.3 million. The Notes trade on NASDAQ under the symbol "PRGNL".

As of September 30, 2014, we had $201.0 million of outstanding indebtedness to banks and we were in compliance with all of the covenants contained in our loan and credit facilities. In 2015, several of the waivers obtained following the completion of the Company's debt restructuring expire (refer to Note 8 of our consolidated financial statements included in our Annual Report for the year ended December 31, 2013). Given the current drybulk charter rates, it is probable that we will not be in compliance with the interest coverage ratio contained in one of our loan and credit facilities as of March 31, 2015, which is the next applicable measurement date. As a result of the cross default provisions included in our loan agreements, actual breaches existing under our credit facilities could result in defaults under all of our debt and the acceleration of such debt by our lenders. We are currently in negotiations with such lender to extend the waiver period of the aforementioned covenant. Although there can be no assurance that a successful resolution will be reached with our lender, we believe that the negotiations will be successful. Failure to obtain such extension to our already existing waiver may result in our inability to maintain compliance with the aforementioned covenant as of March 31, 2015. If this event occurs, we may experience a material adverse effect on our business, financial condition, results of operations and cash flows, and as a result of which, we have presented all our borrowings as current.

Currently, we have an aggregate available borrowing capacity of up to $78.0 million with respect to the undrawn portion of the syndicated loan facility led by Nordea (dated May 6, 2014), for the partial financing of our outstanding newbuilding program as discussed above.

If the current low charter rate environment persists or worsens, our forecasted operating cash flows, together with our existing cash and cash equivalents, may not be sufficient to meet our liquidity needs for the next 12 months. If this event occurs, we expect to finance all of our working capital requirements with additional bank debt and future equity offerings. We may also proceed with the sale of existing vessels, which is in line with our fleet renewal strategy.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and, depending on the prevailing market conditions, the potential selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions, as well as our ability to acquire vessels on favorable terms. Our dividend policy will also impact our future liquidity position.

We regularly monitor our currency exposure and, from time to time, may enter into currency derivative contracts to hedge this exposure if we believe fluctuations in exchange rates would have a negative impact on our liquidity. As of September 30, 2014, we had no currency derivative contracts.

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through swap agreements. For information relating to our swap agreements, please see Note 9 to our consolidated financial statements included in our Annual Report for the year ended December 31, 2013 and Notes 9 and 10 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Recent Developments

For information relating to our recent developments, please see Note 16 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Updated Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of January 23, 2015.

Operating Drybulk Fleet
Name	Type / No. of Vessels	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Ultramax
Gentle Seas	Ultramax	63,350	2014
Peaceful Seas	Ultramax	63,331	2014
Total Ultramax	2	126,681
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Proud Seas	Handysize	37,227	2014
Total Handysize	4	148,927
Grand Total	16	980,380

Drybulk Newbuildings that we have agreed to acquire
Hull no.	Type / No. of Vessels	Dwt	Expected Delivery
Ultramax
Hull no. DY4050	Ultramax	63,500	Q2 2015
Hull no. DY4052	Ultramax	63,500	Q2 2015
Total Ultramax	2	127,000
Kamsarmax
Hull no. YZJ1144	Kamsarmax	81,800	Q2 2015
Hull no. YZJ1145	Kamsarmax	81,800	Q2 2015
Hull no. YZJ1142	Kamsarmax	81,800	Q4 2015
Total Kamsarmax	3	245,400
Grand Total	5	372,400

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page

Condensed consolidated Balance Sheets as of December 31, 2013 and September 30, 2014 (unaudited)	F‑2
Unaudited interim condensed consolidated Statements of Comprehensive Loss for the nine months ended September 30, 2013 and 2014	F‑3
Unaudited interim condensed consolidated Statements of Shareholders' Equity for the nine months ended September 30, 2013 and 2014	F‑4
Unaudited interim condensed consolidated Statements of Cash Flows for the nine months ended September 30, 2013 and 2014	F‑5
Notes to the unaudited interim condensed consolidated Financial Statements	F‑6

Paragon Shipping Inc.
Condensed Consolidated Balance Sheets
As of December 31, 2013 and September 30, 2014 (unaudited)
(Expressed in United States Dollars - except for share data)
	Notes	December 31, 2013	September 30, 2014
Assets
Current assets
Cash and cash equivalents		31,301,957	18,989,025
Restricted cash	Note 3	325,000	12,111,732
Trade receivables, net		8,536,240	6,238,279
Other receivables		599,988	1,581,584
Prepaid expenses		549,276	836,804
Due from related parties	Note 4	146,051	1,467,884
Inventories		1,145,243	3,007,524
Interest rate swaps	Notes 3, 9, 10	-	127,300
Other assets	Note 3	-	4,211,163
Marketable securities	Note 10	1,616,329	1,399,314
Total current assets		44,220,084	49,970,609
Fixed assets
Vessels, net	Note 6	306,135,916	318,746,494
Advances for vessels under construction	Note 5	45,209,166	67,965,445
Other fixed assets, net		595,840	520,546
Total fixed assets, net		351,940,922	387,232,485
Investment in affiliate	Note 7	11,309,375	6,025,830
Interest rate swaps	Notes 3, 9, 10	87,295	-
Other assets	Note 3	2,303,304	-
Restricted cash	Note 3	9,685,000	-
Total Assets		419,545,980	443,228,924
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable		2,543,468	2,703,043
Accrued expenses		2,054,903	4,048,327
Due to related parties	Note 4	82,074	833,720
Interest rate swaps	Notes 3, 9, 10	980,465	784,018
Deferred income		737,251	1,374,875
Current portion of long-term debt	Notes 3, 8	17,257,750	201,038,819
Total current liabilities		23,655,911	210,782,802
Long-term liabilities
Long-term debt	Notes 3, 8	162,857,176	-
Interest rate swaps	Notes 3, 9, 10	382,116	-
Total long-term liabilities		163,239,292	-
Total Liabilities		186,895,203	210,782,802
Commitments and Contingencies
Shareholders' Equity
Preferred shares, $0.001 par value; 25,000,000 authorized; none issued
and outstanding		-	-
Class A common shares, $0.001 par value; 750,000,000 authorized;
17,669,442 and 24,592,142 issued and outstanding at
December 31, 2013 and September 30, 2014, respectively	Note 11	17,669	24,592
Class B common shares, $0.001 par value; 5,000,000 authorized;
none issued and outstanding		-	-
Additional paid-in capital		493,803,591	534,974,574
Accumulated other comprehensive loss	Note 10	(259,811)	(68,363)
Accumulated deficit		(260,910,672)	(302,484,681)
Total Shareholders' Equity		232,650,777	232,446,122
Total Liabilities and Shareholders' Equity		419,545,980	443,228,924

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss
For the nine months ended September 30, 2013 and 2014
(Expressed in United States Dollars - except for share data)
	Notes	Nine Months Ended	Nine Months Ended
		September 30, 2013	September 30, 2014
Revenue
Charter revenue		43,021,461	41,706,314
Commissions (including related party of $547,469 and
$506,724 for the nine months ended September 30, 2013
and 2014, respectively)	Note 4	(2,336,135)	(2,408,163)
Net Revenue		40,685,326	39,298,151
Expenses / (Income)
Voyage expenses, net		5,026,294	10,920,582
Vessels operating expenses (including related party of $584,047 and
$901,145 for the nine months ended September 30, 2013
and 2014, respectively)	Note 4	15,753,723	16,357,212
Dry-docking expenses (including related party of $109,248 and
$123,840 for the nine months ended September 30, 2013
and 2014, respectively)	Note 4	1,698,217	2,193,110
Management fees - related party	Note 4	4,620,394	4,885,982
Depreciation	Note 6	12,682,910	13,446,289
General and administrative expenses (including related party of $4,691,791 and $3,003,443 for the nine months ended
September 30, 2013 and 2014, respectively)	Note 4	6,823,437	5,037,281
Impairment loss	Note 5	-	15,695,282
Bad debt provisions		68,865	-
Gain from sale of assets (net of vessel sale & purchase commissions to related party of $0 and $745,000 for the nine months ended
September 30, 2013 and 2014, respectively)	Note 4	-	(402,805)
Gain from vessel early redelivery		(2,267,818)	-
Gain from marketable securities, net	Note 10	(2,161,169)	(11,598)
Other expenses, net	Note 13	-	210,709
Operating Loss		(1,559,527)	(29,033,893)
Other Income / (Expenses)
Interest and finance costs		(5,417,953)	(7,023,173)
Loss on derivatives, net	Notes 9, 10	(54,492)	(267,726)
Interest income (including related party of $489,518 and
$0 for the nine months ended September 30, 2013
and 2014, respectively)	Note 4	506,674	16,961
Equity in net income of affiliate	Note 7	1,309,846	554,982
Loss on investment in affiliate	Note 7	(5,768,722)	(5,855,306)
Foreign currency (loss) / gain		(8,413)	34,146
Total Other Expenses, net		(9,433,060)	(12,540,116)
Net Loss		(10,992,587)	(41,574,009)

Other Comprehensive Income / (Loss)
Unrealized gain on cash flow hedges	Note 10	191,847	131,238
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	Note 10	233,096	98,656
Equity in other comprehensive income of affiliate	Note 7	77,383	16,779
Unrealized loss on change in fair value of marketable securities	Note 10	(1,105,190)	(43,627)
Transfer of loss / (gain) on change in fair value of marketable securities to "Gain from marketable securities, net"	Note 10	952,137	(11,598)
Total Other Comprehensive Income		349,273	191,448

Comprehensive Loss		(10,643,314)	(41,382,561)

Loss per Class A common share, basic and diluted	Note 14	($0.97)	($1.78)
Weighted average number of Class A common shares, basic and diluted	Note 14	11,114,617	23,023,546

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Shareholders' Equity
For the nine months ended September 30, 2013 and 2014
(Expressed in United States Dollars - except for share data)

	Class A Shares
				Accumulated
			Additional	Other
	Number of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Capital	Loss	Deficit	Total
Balance January 1, 2013	11,001,403	11,001	460,094,256	(627,104)	(243,957,640)	215,520,513
Issuance of Class A common shares	6,218,039	6,218	31,875,766	-	-	31,881,984
Issuance of non-vested Class A common share awards	222,000	222	(222)	-	-	-
Share based compensation	-	-	1,582,234	-	-	1,582,234
Net Loss	-	-	-	-	(10,992,587)	(10,992,587)
Other comprehensive income	-	-	-	349,273	-	349,273
Balance September 30, 2013	17,441,442	17,441	493,552,034	(277,831)	(254,950,227)	238,341,417

Balance January 1, 2014	17,669,442	17,669	493,803,591	(259,811)	(260,910,672)	232,650,777
Issuance of Class A common shares	6,920,700	6,921	39,734,231	-	-	39,741,152
Cancellation of Class A common shares	(30,000)	(30)	(170,431)	-	-	(170,461)
Issuance of non-vested Class A common share awards	32,000	32	(32)	-	-	-
Share based compensation	-	-	1,607,215	-	-	1,607,215
Net Loss	-	-	-	-	(41,574,009)	(41,574,009)
Other comprehensive income	-	-	-	191,448	-	191,448
Balance September 30, 2014	24,592,142	24,592	534,974,574	(68,363)	(302,484,681)	232,446,122

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2013 and 2014
(Expressed in United States Dollars - except for share data)
	Nine Months Ended	Nine Months Ended
	September 30, 2013	September 30, 2014

Cash flows from operating activities
Net Loss	(10,992,587)	(41,574,009)
Adjustments to reconcile net loss to net cash provided by
operating activities
Depreciation	12,682,910	13,446,289
Impairment loss	-	15,695,282
Loss on investment in affiliate	5,768,722	5,855,306
Gain from sale of assets	-	(402,805)
Amortization and write off of financing costs	344,371	1,920,687
Bad debt provisions	68,865	-
Share based compensation	1,582,234	1,607,215
Gain from marketable securities, net	(2,161,169)	(11,598)
Unrealized gain on interest rate swaps	(660,292)	(388,674)
Equity in net (income) / loss of affiliate net of dividends received	-	(554,982)
Changes in assets and liabilities:
Trade receivables, net	(3,723,526)	2,297,961
Other receivables	(160,869)	(981,596)
Prepaid expenses	193,740	(287,528)
Inventories	(896,586)	(1,952,993)
Due from related parties	(690,055)	(1,463,354)
Trade accounts payable	882,081	27,211
Accrued expenses	555,996	1,651,650
Due to related parties	580,640	749,728
Deferred income	(1,242,306)	637,624
Net cash from / (used in) operating activities	2,132,169	(3,728,586)
Cash flow from investing activities
Net proceeds from the sale of assets	-	9,995,000
Acquisition of vessels and capital expenditures	(2,797,093)	(73,570,911)
Proceeds from the sale of marketable securities	-	173,388
Repayment from affiliate	8,000,000	-
Return of investment in affiliate	271,404	-
Other fixed assets	(96,975)	(94,236)
Increase in restricted cash	-	(2,101,732)
Net cash from / (used in) investing activities	5,377,336	(65,598,491)
Cash flows from financing activities
Proceeds from long-term debt	-	144,744,427
Repayment of long-term debt	(12,320,437)	(123,820,534)
Purchase of treasury stock	-	(170,460)
Payment of financing costs	(861,142)	(3,480,440)
Proceeds from the issuance of Class A common shares, net	32,230,942	39,741,152
Net cash from financing activities	19,049,363	57,014,145
Net increase / (decrease) in cash and cash equivalents	26,558,868	(12,312,932)
Cash and cash equivalents at the beginning of the period	17,676,885	31,301,957
Cash and cash equivalents at the end of the period	44,235,753	18,989,025

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

1. Basis of Presentation and General Information

Basis of Presentation: Paragon Shipping Inc. ("Paragon") is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 and is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carriers. In December 2006, Paragon established a branch in Greece under the provision of Law 89 of 1967, as amended.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Paragon Shipping Inc. and its wholly-owned subsidiaries (collectively the "Company") as discussed below as of December 31, 2013 and September 30, 2014 and for the nine months ended September 30, 2013 and 2014.

Vessel Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel's Name	Delivery Date	Built	DWT
Trade Force Shipping S.A.	November 15, 2006	Marshall Islands	Deep Seas	December 2006	1999	72,891
Frontline Marine Company	November 15, 2006	Marshall Islands	Calm Seas	December 2006	1999	74,047
Fairplay Maritime Ltd.	November 15, 2006	Marshall Islands	Kind Seas	December 2006	1999	72,493
Donna Marine Co.	July 4, 2007	Marshall Islands	Pearl Seas	August 2007	2006	74,483
Protea International Inc.	July 17, 2007	Liberia	Sapphire Seas	August 2007	2005	53,702
Reading Navigation Co.	July 17, 2007	Liberia	Diamond Seas	September 2007	2001	74,274
Imperator I Maritime Company	September 27, 2007	Marshall Islands	Coral Seas	November 2007	2006	74,477
Canyon I Navigation Corp.	September 27, 2007	Marshall Islands	Golden Seas	December 2007	2006	74,475
Paloma Marine S.A.	June 19, 2008	Liberia	Friendly Seas	August 2008	2008	58,779
Eris Shipping S.A.	April 8, 2010	Liberia	Dream Seas	July 2010	2009	75,151
Coral Ventures Inc.	August 5, 2009	Liberia	Prosperous Seas	May 2012	2012	37,293
Winselet Shipping And Trading Co. Ltd.	April 6, 2010	Liberia	Precious Seas	June 2012	2012	37,205
Aminta International S.A.	May 5, 2010	Liberia	Priceless Seas	January 2013	2013	37,202
Adonia Enterprises S.A.	May 5, 2010	Liberia	Proud Seas (1)	January 2014	2014	37,227
Alcyone International Marine Inc.	June 17, 2013	Liberia	Gentle Seas (1)	October 2014	2014	63,350
Neptune International Shipping & Trading S.A.	June 17, 2013	Liberia	Peaceful Seas (1)	October 2014	2014	63,331

(1) Refer to Notes 5 and 8

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

1. Basis of Presentation and General Information – Continued

Vessel Under Construction Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Hull Number	Type	Expected Delivery	DWT
Amphitrite Shipping Inc.	June 17, 2013	Liberia	DY4050 (1)	Drybulk Carrier	2015	63,500
Mirabel International Maritime Co.	June 17, 2013	Liberia	DY4052 (1)	Drybulk Carrier	2015	63,500
Dolphin Sunrise Limited	February 25, 2014	Marshall Islands	YZJ1144 (1)	Drybulk Carrier	2015	81,800
Nautilus Investment Limited	February 25, 2014	Marshall Islands	YZJ1145 (1)	Drybulk Carrier	2015	81,800
Oceanus Investments Limited	February 25, 2014	Marshall Islands	YZJ1142 (1)	Drybulk Carrier	2015	81,800

(1) Refer to Note 5

Non-Vessel Owning Subsidiaries:

Non-Vessel Owning Company	Date of Incorporation	Country of Incorporation
Camelia Navigation S.A.	November 15, 2006	Marshall Islands
Explorer Shipholding Limited	November 15, 2006	Marshall Islands
Epic Investments Inc.	December 21, 2006	Marshall Islands
Opera Navigation Co.	December 21, 2006	Marshall Islands
Ovation Services Inc.	September 16, 2009	Marshall Islands
Irises Shipping Ltd.	October 6, 2009	Marshall Islands
Letitia Shipping Limited	May 4, 2010	Marshall Islands
Nereus Navigation Ltd.	May 4, 2010	Marshall Islands
Ardelia Navigation Limited	June 15, 2010	Liberia
Eridanus Trading Co.	July 1, 2010	Liberia
Delphis Shipping Company S.A.	February 7, 2011	Liberia

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

1. Basis of Presentation and General Information – Continued

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim condensed consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2014. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2013 included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2014 (the "Annual Report").

The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. ("Allseas") and Seacommercial Shipping Services S.A. ("Seacommercial"), both related parties wholly owned by Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer (refer to Note 4).

As of September 30, 2014, Mr. Michael Bodouroglou beneficially owned 27.9% of the Company's common stock.

2. Significant Accounting Policies

The same accounting policies have been followed in these unaudited interim condensed consolidated financial statements as were applied in the preparation of the Company's financial statements for the year ended December 31, 2013. See Note 2 of the Company's consolidated financial statements for the year ended December 31, 2013 included in the Company's Annual Report.

Recent Accounting Pronouncements:

a)
The Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and is effective for annual periods beginning on or after December 15, 2016. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard's requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of accessing the impact of the new standard on Company's financial position and performance.

b)
In August 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-15 – Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

3. Going Concern

As of September 30, 2014, the Company was in compliance with the financial and security ratio covenants contained in its loan and credit facilities, as discussed in Note 8.

In 2015, several of the waivers obtained following the completion of the Company's debt restructuring expire (refer to Note 8 of the Company's consolidated financial statements for the year ended December 31, 2013 included in the Company's Annual Report).

Given the current drybulk charter rates, it is probable that the Company will not be in compliance with the interest coverage ratio contained in one of its loan and credit facilities, as of March 31, 2015, which is the next applicable measurement date. As a result of the cross default provisions included in the Company's loan agreements, actual breaches existing under its credit facilities could result in defaults under all of the Company's debt and the acceleration of such debt by its lenders. Thus, as of September 30, 2014, the Company has classified its long-term debt as current, along with the associated restricted cash, deferred financing fees and interest rate swap assets and liabilities.

The Company is currently in negotiations with such lender to extend the waiver period of the aforementioned covenant. As management believes that the negotiations will be successful, the accompanying interim condensed consolidated financial statements were prepared assuming that the Company will continue as a going concern. Therefore, the accompanying unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

4. Transactions with Related Parties

The following transactions with related parties occurred during the nine months ended September 30, 2013 and 2014.

(a)	Allseas: The following amounts charged by Allseas are included in the accompanying unaudited interim condensed consolidated statements of comprehensive loss:

	Nine Months Ended September 30,
	2013	2014
Included in Commissions
Charter hire commissions	$547,469	$506,724

Netted against Gain from sale of assets
Vessel sale & purchase commissions	-	745,000

Included in Vessel operating expenses
Superintendent fees	$303,775	$381,349

Included in Dry-docking expenses
Superintendent fees	$109,248	$123,840

Management fees - related party
Management fees (1)	$3,034,588	$3,441,573
Financial accounting and reporting services	536,022	564,394
Loretto agreement	1,049,784	880,015
Total Management fees – related party	$4,620,394	$4,885,982

Included in General and administrative expenses
Administrative fees	$28,350	$28,859
Executive services agreement (2)	$4,626,802	$2,935,694

(1) The daily management fee per vessel is subject to adjustment on June 1 of each year based on the official Eurozone inflation rate. Effective June 1, 2014, Allseas management fee was adjusted from €661.15 to €664.46 per vessel per day.

(2) Includes incentive compensation of $1,960,500 and $0 for the nine months ended September 30, 2013 and 2014 (refer to Note 3 of the Company's consolidated financial statements for the year ended December 31, 2013 included in the Company's Annual Report.)

The following amounts charged by Allseas are capitalized and are included in vessels cost and advances for vessels under construction in the accompanying condensed consolidated balance sheets: Technical management and superintendent fees relating to newbuilding vessels, pre-delivery services and vessel purchase commissions, which in the aggregate amounted to $765,331 and $3,151,866 for the nine months ended September 30, 2013 and 2014, respectively.

Each month, the Company funds a payment to Allseas to cover working capital needs equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount funded to Allseas over payments made by Allseas for operating expenses is reflected as Due from related parties. As of December 31, 2013 and September 30, 2014, the amount due from Allseas was $146,051 and $1,467,884, respectively.

In connection with the public offering that was completed in February 2014 (refer to Note 11), effective February 18, 2014, 135,700 Class A common shares, representing the 2% of the 6,785,000 Class A common shares sold in the public offering, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on February 18, 2014, was $880,015, which was recorded as share based compensation and is included in Management fees - related party in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2014.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

4. Transactions with Related Parties – Continued

(a)	Allseas - Continued

In December 2014, an amount of $1,848,900 was paid to Allseas representing incentive compensation for the fiscal year 2014.

In January 2015, the Company's vessel owning subsidiaries signed amended and restated management agreements with Allseas, according to which a portion of the services that were previously provided by Allseas have been ceased. Pursuant to the terms of the amended and restated management agreements, effective January 2, 2015, Allseas is no longer providing chartering and sale and purchase services, and as such the fees related to these services have been terminated. More specifically, the commissions representing the 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels ("charter hire commission"), and the 1.00% of the price of any vessel bought, constructed or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement ("vessel commission") are no longer payable to Allseas.

(b)	Seacommercial

In January 2015, the Company's vessel owning subsidiaries signed brokerage services agreements with Seacommercial. Pursuant to the agreements, effective January 2, 2015, Seacommercial provides full brokerage services in exchange for fees representing the 1.25% charter hire commission and the 1.00% vessel commission.

(c)	Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: Rent expense under this lease amounted to $36,639 and $38,890 for the nine months ended September 30, 2013 and 2014, respectively, and is included in General and administrative expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive loss.

(d)	Crewcare Inc. ("Crewcare")

Manning Agency Agreements: The expenses incurred amounted to $280,272 and $309,796 for the nine months ended September 30, 2013 and 2014, respectively, and are included in Vessel operating expenses.

Cadetship Program Agreement: The expenses incurred amounted to $0 and $210,000 for the nine months ended September 30, 2013 and 2014, respectively, and are included in Vessel operating expenses.

The balances due to Crewcare Inc. amounted to $82,074 and $833,720 as of December 31, 2013 and September 30, 2014, respectively.

(e)	Box Ships Inc. (NYSE: TEU) ("Box Ships"): As of December 31, 2013 and September 30, 2014, the Company held 3,437,500 shares or 13.6% and 11.2% of Box Ships' common stock, respectively (refer to Note 7).

On March 11, 2013, the Company agreed to amend certain terms of the loan agreement that was granted to Box Ships. In consideration for the amendment of the loan agreement, Box Ships agreed to pay an amendment fee of $65,000, which is included in Interest income in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2013. The respective loan was fully repaid on October 18, 2013. For the nine months ended September 30, 2013 and 2014, interest charged on the respective loan amounted to $424,518 and $0, respectively, and is also included in Interest income.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

5. Advances for Vessels under Construction

Advances for vessels under construction relate to the installments paid that were due to the respective shipyard including capitalized expenses.

As of December 31, 2013, the Company's newbuilding program consisted of one Handysize drybulk carrier (Hull no. 625 or M/V Proud Seas), two Ultramax drybulk carriers (Hull numbers DY152 and DY153 or M/V Gentle Seas and M/V Peaceful Seas, respectively) and one 4,800 TEU containership (C/V Box King) with expected deliveries in 2014, as well as two Ultramax drybulk carriers (Hull numbers DY4050 and DY4052) with expected deliveries in 2015.

On January 7, 2014, the Company took delivery of its fourth Handysize drybulk carrier; the M/V Proud Seas. In January 2014, an amount of $21,637,078 was paid to the shipyard representing the final installment of the respective vessel, which was financed from the syndicated secured loan facility led by Nordea Bank Finland Plc ("Nordea") dated May 5, 2011 (refer to Note 8).

In March 2014, the Company entered into contracts with Jiangsu Yangzijiang Shipbuilding Co. for the construction of three Kamsarmax newbuilding drybulk carriers. The Kamsarmax newbuildings have a carrying capacity of 81,800 dwt each, with scheduled delivery between the third and fourth quarter of 2015. The acquisition cost of these three newbuildings is $30,550,000 per vessel, or $91,650,000 in the aggregate. In March 2014, the Company paid a first installment of $9,165,000 per vessel. In addition, in March 2014, an amount of $305,500 per vessel was paid to Allseas, representing vessel purchase commission equal to 1% of the acquisition cost, pursuant to the newbuilding supervision agreements between the respective ship-owning companies and Allseas. The balance of the contract price, or $21,385,000 per vessel, will be payable upon the delivery of each vessel.

As of March 31, 2014, the Company assessed as probable the potential sale of the containership under construction. As a result of the Company's intention to sell such vessel, an impairment loss of $15,695,282 was recorded in the first quarter of 2014 and is included in the accompanying unaudited interim condensed consolidated statements of comprehensive loss. The impairment loss is based on the Company's best estimate of the fair value of the vessel on a time charter free basis, and is in line with the sale price of the memorandum of agreement that the Company entered into on April 25, 2014, for the sale of the C/V Box King to an unrelated third party, as discussed below.

On April 25, 2014, the Company entered into a memorandum of agreement for the sale of its 4,800 TEU containership newbuilding to an unrelated third party for $42,500,000, less 3% commission. In May 2014, the Company also agreed with the shipyard to reduce the contract price of the respective vessel by $770,000. In addition, the Company mutually agreed with China Development Bank to cancel the corresponding credit facility for the vessel, as discussed in Note 8.

The sale of the C/V Box King and its transfer to the new owners was concluded on May 23, 2014, and a gain of $402,805 was incurred. The net proceeds from the sale of the vessel amounted to $9,995,000 and represent the difference between the net sale price of the vessel and the outstanding contractual obligation due to the shipyard upon delivery that was resumed by the vessel's new owners.

As of September 30, 2014, the Company's newbuilding program consisted of two Ultramax drybulk carriers with scheduled delivery in 2014, as well as two Ultramax drybulk carriers and three Kamsarmax drybulk carriers with scheduled delivery in 2015.

In October 2014, the Company took delivery of its first two Ultramax drybulk carriers; the M/V Gentle Seas and the M/V Peaceful Seas (Hull numbers DY152 and DY153). In October 2014, an aggregate amount of $35,672,940 was paid to the shipyard representing the final installment of the two vessels, which was mainly financed from the loan facility with HSH Nordbank AG ("HSH") dated April 4, 2014, following a total drawdown of $34,400,000 (refer to Note 8).

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

6. Vessels, Net
	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance December 31, 2013	$376,193,456	$(70,057,540)	$306,135,916
Newbuilding deliveries	25,914,598	-	25,914,598
Depreciation for the period	-	(13,304,020)	(13,304,020)
Balance September 30, 2014	$402,108,054	$(83,361,560)	$318,746,494

All Company's vessels were first-priority mortgaged as collateral to the loans and credit facilities and related interest rate swaps outstanding as of September 30, 2014.

On January 7, 2014, the Company took delivery of its fourth Handysize drybulk carrier; the M/V Proud Seas. In addition, in October 2014, the Company took delivery of its first two Ultramax drybulk carriers; the M/V Gentle Seas and the M/V Peaceful Seas (refer to Notes 5 and 8).

7. Investment in Affiliate

The following table is a reconciliation of the Company's investment in affiliate as presented on the accompanying condensed consolidated balance sheet:

Balance, December 31, 2013	$11,309,375
Equity in net income of affiliate	554,982
Equity in other comprehensive income of affiliate	16,779
Dilution effect	(221,679)
Impairment in investment in affiliate	(5,633,627)
Balance, September 30, 2014	$6,025,830

As of December 31, 2013 and September 30, 2014, the Company held 3,437,500 shares or 13.6% and 11.2% of Box Ships' common stock, respectively. The decrease in the percentage of Box Ships' common stock held by the Company is mainly due to the Company's non-participation in the public offering of 5,500,000 common shares of Box Ships, which was completed on April 15, 2014. Following such dilution, the Company reassessed the accounting for the investment in Box Ships and concluded that the application of the equity method is still appropriate.

The loss on investment in affiliate of $5,855,306 for the nine months ended September 30, 2014, consists of $221,679, relating to the dilution effect from the Company's non-participation in the public offering of 5,500,000 common shares of Box Ships, which was completed on April 15, 2014, as well as the aggregate impairment in investment in affiliate of $5,633,627, relating to the difference between the fair value and the book value of the Company's investment in Box Ships as of March 31, 2014 and June 30, 2014, which the Company considered as other than temporary (refer to Note 10).

Based on the closing price of Box Ships' common share as of September 30, 2014, of $1.20, the fair value of the Company's investment in Box Ships, which is considered to be determined through Level 1 inputs of the fair value hierarchy, was $4,125,000. As of September 30, 2014, the Company did not consider the difference between the fair value and the book value of the investment in Box Ships of $1,900,830 as other than temporary and therefore, the investment was not impaired any further. As of December 31, 2014, the fair value of the 3,437,500 common shares of Box Ships owned by the Company was $2,956,250, based on the closing price of Box Ship's common shares on the New York Stock Exchange on December 31, 2014.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

8. Long-Term Debt

Debt	December 31, 2013	September 30, 2014
Current portion of long-term debt	$17,257,750	$201,038,819
Long-term debt	162,857,176	-
Total long-term debt	$180,114,926	$201,038,819

The loan and credit facilities are secured by first-priority mortgages on all the vessels described in Note 1.

Details of the loan and credit facilities as of December 31, 2013 are discussed in Note 8 of the Company's consolidated financial statements for the year ended December 31, 2013 included in the Company's Annual Report.

On January 7, 2014, the Company took delivery of its fourth Handysize drybulk vessel; the M/V Proud Seas (refer to Note 5). Upon the delivery of the vessel, the Company drew the total amount of the then undrawn portion of the syndicated secured loan facility led by Nordea (dated May 5, 2011) of $25,394,427, by mortgaging both the M/V Priceless Seas and the M/V Proud Seas.

In addition, in line with the Company's intention to sell its 4,800 TEU containership newbuilding as discussed in Note 5, in the first quarter of 2014 the Company mutually agreed with China Development Bank to cancel the corresponding credit facility for the vessel. Such cancelation resulted in the write off of the unamortized financing costs of the respective facility of $483,054, which is included in Interest and finance costs in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2014.

On April 4, 2014, the Company completed the documentation for a new loan agreement with HSH for a $47,000,000 secured loan facility for the refinancing of the M/V Friendly Seas and the partial financing of the first two Ultramax newbuilding drybulk carriers, the Hull numbers DY152 and DY153. For M/V Friendly Seas, HSH agreed to finance the lower of $12,600,000 or 60% of the vessel's market value upon the respective drawdown date. For each of the two Ultramax vessels, HSH agreed to finance the lower of $17,200,000 or 65% of the vessels' market value upon their delivery. On July 7, 2014, the Company completed the refinancing of the M/V Friendly Seas. The Company drew a total amount of $12,600,000 and repaid in full the then outstanding indebtedness under its existing loan agreement with HSH (dated July 31, 2008). In addition, in October 2014, the Company took delivery of its first two Ultramax drybulk carriers; the M/V Gentle Seas and the M/V Peaceful Seas (Hull numbers DY152 and DY153). An aggregate amount of $35,672,940 was paid to the shipyard representing the final installment of the two vessels, which was mainly financed from the loan facility with HSH, following a total drawdown of $34,400,000 (refer to Note 5).

On April 8, 2014, the Company signed a supplemental agreement with HSBC Bank Plc ("HSBC") and agreed to amend the definitions of certain financial covenants, to prepay an amount of $800,000 that was prepaid on April 10, 2014, and to reduce the outstanding scheduled quarterly installments from $400,000 to $380,000, commencing from the second quarter of 2014. In addition, on August 1, 2014, the Company agreed with HSBC to extend the existing waivers for the financial covenants relating to the minimum interest and debt service coverage ratios, from June 30, 2014 to December 31, 2015.

On May 6, 2014, the Company completed the documentation for a senior secured loan facility with a syndicate of major European banks led by Nordea in an amount of $160,000,000. This facility will be used for the refinancing of six vessels of its operating fleet (the four Handysize vessels M/V Prosperous Seas, M/V Precious Seas, M/V Priceless Seas and the M/V Proud Seas, and the Panamax vessels M/V Coral Seas and M/V Golden Seas), along with the financing of up to 60% of the market value of the remaining two Ultramax newbuilding drybulk carriers, the Hull numbers DY4050 and DY4052, and two of its Kamsarmax newbuilding drybulk carriers, the Hull numbers YZJ1144 and YZJ1145, that are expected to be delivered in the second quarter of 2015. On June 10, 2014, the Company completed the refinancing of the six vessels of its operating fleet discussed above. The Company drew a total amount of $81,750,000 and repaid in full the then outstanding indebtedness under its existing loan agreements with Bank of Scotland (dated December 4, 2007) and Nordea (dated May 5, 2011). Such refinancing resulted in the write off of the unamortized financing costs of the respective facilities of $1,027,694, which is included in Interest and finance costs in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2014.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

8. Long-Term Debt – Continued

On July 25, 2014, the Company agreed with Bank of Ireland to eliminate the financial covenant relating to the minimum debt service coverage ratio until the maturity of the loan. In addition, on September 30, 2014, the Company proceeded with a prepayment of $4,000,000 with respect to its loan agreement with Bank of Ireland in return for a reduction in the next eight quarterly installments and an increase in the balloon at maturity.

On July 30, 2014, the Company agreed with Unicredit Bank AG ("Unicredit"), subject to certain closing conditions including a $7,000,000 prepayment, to eliminate the financial covenants relating to the minimum debt service coverage ratio, the minimum market value adjusted net worth and the maximum leverage ratio until the maturity of the loan. In addition, the Company also agreed to increase the required ratio of the fair market value of mortgaged vessels to outstanding loan from 110% to 130% at all times. The Company prepaid the amount of $7,000,000 on September 30, 2014.

On August 8, 2014, the Company completed the offering of 1,000,000 senior unsecured notes due 2021 ("Notes"), pursuant to its effective shelf registration statement. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof, and bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. The net proceeds from the offering amounted to $23,856,583, net of underwriting discounts and commissions of $812,500, and offering expenses payable by the Company of $330,917. The Notes trade on NASDAQ under the symbol "PRGNL".

As of September 30, 2014, the Company had an aggregate available borrowing capacity of up to $78,000,000 with respect to the undrawn portion of the syndicated loan facility led by Nordea (dated May 6, 2014), for the partial financing of its outstanding newbuilding program as discussed above.

As of September 30, 2014, the Company was in compliance with all of its debt covenants with respect to its loan and credit facilities. In 2015, several of the waivers obtained following the completion of the Company's debt restructuring expire. Given the current drybulk charter rates, it is probable that the Company will not be in compliance with the interest coverage ratio contained in one of its loan and credit facilities as of March 31, 2015, which is the next applicable measurement date. As a result of the cross default provisions included in the Company's loan agreements, actual breaches existing under its credit facilities could result in defaults under all of the Company's debt and the acceleration of such debt by its lenders. Thus, as of September 30, 2014, the Company has classified its long-term debt as current, along with the associated restricted cash, deferred financing fees and interest rate swap assets and liabilities, as discussed in Note 3. The Company is currently in negotiations with such lender to extend the waiver period of the aforementioned covenant.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

9. Interest Rate Swaps

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loan and credit facilities. These interest rate swap transactions fix the interest rates as described below.

As of December 31, 2013 and September 30, 2014, the Company's outstanding interest rate swaps had a combined notional amount of $68,976,781 and $59,400,312, respectively. Details of the interest rate swap agreements, as of September 30, 2014, are outlined below:

Interest rate swaps that did not qualify for hedge accounting:

Counterparty	Effective date	Termination date	Notional amount As of December 31, 2013	Notional amount As of September 30, 2014	Fixed rate	Floating rate
Unicredit Bank AG (1)	August 27, 2010	August 27, 2015	$35,700,000	$28,050,000	2.465%	3-month LIBOR
HSBC Bank Plc (2)	April 10, 2012	April 10, 2017	-	$4,680,000	1.485%	3-month LIBOR
HSH Nordbank AG (3)	May 8, 2012	May 5, 2017	-	$9,750,000	1.220%	3-month LIBOR
Nordea Bank Finland Plc (4)	May 4, 2012	March 31, 2017	-	$6,039,583	1.140%	3-month LIBOR
Nordea Bank Finland Plc (5)	June 18, 2012	May 4, 2017	-	$6,005,729	1.010%	3-month LIBOR
HSH Nordbank AG (6)	August 6, 2012	May 5, 2017	-	$4,875,000	0.980%	3-month LIBOR
TOTAL			$35,700,000	$59,400,312

Interest rate swaps that qualified for hedge accounting:

Counterparty	Effective date	Termination date	Notional amount As of December 31, 2013	Notional amount As of September 30, 2014	Fixed rate	Floating rate
HSBC Bank Plc (2)	April 10, 2012	April 10, 2017	$5,040,000	-	1.485%	3-month LIBOR
HSH Nordbank AG (3)	May 8, 2012	May 5, 2017	$10,312,500	-	1.220%	3-month LIBOR
Nordea Bank Finland Plc (4)	May 4, 2012	March 31, 2017	$6,401,958	-	1.140%	3-month LIBOR
Nordea Bank Finland Plc (5)	June 18, 2012	May 4, 2017	$6,366,073	-	1.010%	3-month LIBOR
HSH Nordbank AG (6)	August 6, 2012	May 5, 2017	$5,156,250	-	0.980%	3-month LIBOR
TOTAL			$33,276,781	-

(1) The notional amount reduces by $2,550,000 on a quarterly basis up until the expiration of the interest rate swap.
(2) The notional amount reduces by $120,000 on a quarterly basis up until the expiration of the interest rate swap.
(3) The notional amount reduces by $187,500 on a quarterly basis up until the expiration of the interest rate swap.
(4) The notional amount reduces by $120,792 on a quarterly basis up until the expiration of the interest rate swap.
(5) The notional amount reduces by $120,115 on a quarterly basis up until the expiration of the interest rate swap.
(6) The notional amount reduces by $93,750 on a quarterly basis up until the expiration of the interest rate swap.

Following the $800,000 prepayment to HSBC and the refinancing of the loan agreements with HSH dated July 31, 2008 and Nordea dated May 5, 2011 as discussed in Note 8, the Company reassessed the criteria for hedge accounting with respect to the corresponding interest rate swaps and concluded that same were no longer met. Accordingly, all the above interest rate swaps did not qualify for hedge accounting as of September 30, 2014.

10. Financial Instruments and Fair Value Disclosures

The carrying values of cash and cash equivalents, restricted cash, trade receivables and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of the credit and loan facilities approximate their carrying value, predominantly due to the variable interest rate nature thereof. Derivative financial instruments are stated at fair values.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

10. Financial Instruments and Fair Value Disclosures – Continued

The Company's Notes trade on NASDAQ under the symbol "PRGNL" and therefore are considered Level 1 items in accordance with the fair value hierarchy. As of September 30, 2014, the fair value of the Company's Notes based on their quoted close price of $20.67 per Note was $20,670,000 in the aggregate.

When the interest rate swap contracts (refer to Note 9) qualify for hedge accounting, the Company recognizes the effective portion of the gain / (loss) on the hedging instruments directly in other comprehensive income / (loss) in the statement of shareholders' equity, while the ineffective portion, if any, is recognized immediately in current period statement of comprehensive income / (loss). When the interest rate swap contracts do not qualify for hedge accounting, the Company recognizes their fair value changes in current period statement of comprehensive income / (loss).

Information on the location and amounts of derivative fair values in the accompanying condensed consolidated balance sheets and derivative gains / (losses) in the accompanying unaudited interim condensed consolidated statements of comprehensive loss and shareholders' equity are shown below:

Derivative Instruments – Balance Sheet Location

		December 31, 2013	September 30, 2014
	Balance Sheet Location	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Non-Current Assets – Interest rate swaps	$(87,295)	$-
Interest rate swaps	Current liabilities – Interest rate swaps	294,505	-
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	22,683	-
	Subtotal	$229,893	$-

Derivatives not designated as hedging instruments
Interest rate swaps	Current Assets – Interest rate swaps	$-	$(127,300)
Interest rate swaps	Non-Current Assets – Interest rate swaps	-	-
Interest rate swaps	Current liabilities – Interest rate swaps	685,960	784,018
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	359,433
	Subtotal	$1,045,393	$656,718

Total derivatives		$1,275,286	$656,718

Effect of Derivative Instruments designated as hedging instruments

Gain / (Loss) Recognized in Accumulated Other Comprehensive Income / (Loss) – Effective Portion

	Nine Months Ended September 30,
	2013	2014
Interest rate swaps	$191,847	$131,238
Total	$191,847	$131,238

Location of Gain / (Loss) Transferred from Accumulated Other Comprehensive Income / (Loss) in Statement of Comprehensive Income / (Loss) – Effective Portion

		Nine Months Ended September 30,
	Location	2013	2014
Interest rate swaps – Realized Loss	Interest and finance costs	$(233,096)	$(98,656)
Total		$(233,096)	$(98,656)

There was no ineffective portion of the gain / (loss) on the hedging instruments for the nine months ended September 30, 2013 and 2014.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

10. Financial Instruments and Fair Value Disclosures – Continued

Effect of Derivative Instruments not designated as hedging instruments

		Nine Months Ended September 30,
	Location of Gain / (Loss) Recognized	2013	2014
Interest rate swaps – Fair value	Loss on derivatives, net	$660,292	$388,674
Interest rate swaps – Realized Loss	Loss on derivatives, net	(714,784)	(656,400)
Net loss on derivatives		$(54,492)	$(267,726)

Financial Instruments and Assets that are measured at fair value on a recurring basis

Interest rate swaps

The fair value of the Company's interest rate swap agreements (refer to Note 9) is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Company's interest rate swaps as of December 31, 2013 and September 30, 2014.

Financial Instruments	Significant Other Observable Inputs (Level 2)
	December 31, 2013	September 30, 2014
Interest rate swaps – asset	$(87,295)	$(127,300)
Interest rate swaps – liability	1,362,581	784,018
Total	$1,275,286	$656,718

Marketable securities – shares of Korea Line Corporation ("KLC"):

In April 2014, the Company sold a total of 6,596 KLC shares at an average sale price of $26.50 per share. The total cash received from the sale of these shares amounted to $173,388, net of commissions. A gain from marketable securities, net, of $11,598 was recorded in the second quarter of 2014. Following the sale of the 6,596 KLC shares, the number of KLC shares held by the Company was 59,300.

The fair value of the 59,300 KLC shares as of September 30, 2014, based on the respective latest publicly available information, was $1,399,314. The corresponding loss on change in the fair value of $55,225 was recognized in other comprehensive income / (loss).

		Nine Months Ended September 30,
	Location of Gain / (Loss) Recognized	2013	2014
Marketable securities – Initial measurement	Gain from marketable securities, net	$3,113,306	$-
Marketable securities – Realized (Loss) / Gain	Gain from marketable securities, net	(952,137)	11,598
Net gain on marketable securities		$2,161,169	$11,598

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

10. Financial Instruments and Fair Value Disclosures – Continued

Financial Instruments and Assets that are measured at fair value on a recurring basis – Continued

Marketable securities – shares of Korea Line Corporation ("KLC") – Continued

The fair value of the KLC shares is based on quoted prices of KLC share of stock (Korea SE: KS) and is considered to be determined through Level 1 inputs of the fair value hierarchy.

The following table summarizes the valuation of the KLC shares as of September 30, 2014.

Financial Assets	Quoted Prices in Active Markets (Level 1)
	December 31, 2013	September 30, 2014
KLC Shares – Marketable Securities	$1,616,329	$1,399,314

In December 2014, the Company sold a total of 14,750 KLC shares at an average sale price of $22.19 per share. The total cash received from the sale of these shares amounted to $324,603, net of commissions.

As of December 31, 2013 and September 30, 2014, the Company did not have any assets or liabilities measured at fair value on a recurring or non-recurring basis, other than the ones discussed above and in Note 10 in the Company's Annual Report.

11. Capital Structure

Public offering completed on February 18, 2014

On February 18, 2014, the Company completed a public offering of 6,785,000 of its Class A common shares at $6.25 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 885,000 additional common shares. The net proceeds from the offering amounted to $39,741,152, net of underwriting discounts and commissions and other offering expenses payable by the Company. In connection with the offering, effective February 18, 2014, 135,700 Class A common shares, representing the 2.0% of the 6,785,000 Class A common shares sold in the public offering, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on February 18, 2014, was $880,015, which was recorded as share based compensation and is included in Management fees – related party in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2014.

Share buyback program

On May 12, 2014, the Company's Board of Directors authorized a share buyback program of up to $10,000,000 for a period of twelve months. The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

Pursuant to the share buyback program, as of September 30, 2014, the Company had purchased and cancelled 30,000 of its common shares at an average price of $5.6820 per share.

As of December 31, 2013 and September 30, 2014, the Company had a total of 17,669,442 and 24,592,142 Class A common shares outstanding, respectively, and no other class of shares outstanding.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

12. Share Based Payments - Equity incentive plan - Non-vested share awards

A summary of the activity for non-vested share awards for the nine months ended September 30, 2014, is as follows:

	Number of Shares	Weighted Average Fair Value
Non vested, December 31, 2013	339,000	$4.75
Granted	32,000	6.67
Non vested, September 30, 2014	371,000	$4.99

The remaining unrecognized compensation cost amounting to $932,362 as of September 30, 2014, is expected to be recognized over the remaining weighted average period of 0.6 years, according to the contractual terms of those non-vested share awards.

On December 10, 2014, 200,000 non-vested Class A common shares were granted to Innovation Holdings S.A., a company wholly owned and controlled by the Company's Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, with a grant date fair value of $2.44 per share, which will vest ratably over a two-year period commencing on December 31, 2014.

In addition, on December 10, 2014, 20,000 non-vested Class A common shares were granted to the Company's non-executive directors, with a grant date fair value of $2.44 per share, which will vest ratably over a two-year period commencing on December 31, 2014.

13. Special Contribution

During the third quarter of 2014, the Company recognized a charge of $250,283, in relation to a special contribution, which was paid in October 2014. According to the Greek Law 4301/2014, the charge is a voluntary contribution calculated based on the carrying capacity of the Company's fleet, and is payable annually for four fiscal years, until 2017. The special contribution is included in Other expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2014.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

14. Earnings per Share ("EPS")

The following table sets forth the computation of basic and diluted net loss per share for the nine months ended September 30, 2013 and 2014:

Basic and diluted EPS – Class A common shares – The two class method EPS is calculated as follows:

	Nine Months Ended September 30,
Numerators	2013	2014
Net loss	$(10,992,587)	$(41,574,009)
Less: Net loss attributable to non-vested share awards	228,186	653,146
Net loss attributable to common shareholders	$(10,764,401)	$(40,920,863)

Denominators
Weighted average common shares outstanding, basic and diluted	11,114,617	23,023,546

Net loss per common share, basic and diluted	$(0.97)	$(1.78)

Weighted Average Shares – Basic - In calculating basic EPS, the Company includes the effect of vested share awards and Class A common shares issued for exercised stock option awards from the date they are issued or vested.

Weighted Average Shares – Diluted - In calculating diluted EPS, the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS, the following dilutive securities are included in the shares outstanding unless their effect is anti-dilutive:

•	Unvested share awards outstanding under the Company's Stock Incentive Plan
•	Class A common shares issuable upon exercise of the Company's outstanding options

The Company excluded the dilutive effect of 2,800 (September 30, 2013: 2,800) stock option awards and 371,000 non-vested share awards (September 30, 2013: 280,335) in calculating dilutive EPS for its Class A common shares as they were anti-dilutive.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

15. Commitments and Contingencies

From time to time the Company is subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of September 30, 2014, the Company is not aware of any claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

Newbuilding Commitments:

Future newbuilding installments based on the non-cancelable newbuilding contracts as of September 30, 2014 are as follows:

To September 30,
2015	$117,198,627
2016	21,385,000
Total	$138,583,627

16. Subsequent Events

Delivery of the M/V Gentle Seas and the M/V Peaceful Seas

In October 2014, the Company took delivery of its first two Ultramax drybulk carriers; the M/V Gentle Seas and the M/V Peaceful Seas (Hull numbers DY152 and DY153). In October 2014, an aggregate amount of $35,672,940 was paid to the shipyard representing the final installment of the two vessels, which was mainly financed from the loan facility with HSH Nordbank AG ("HSH") dated April 4, 2014, following a total drawdown of $34,400,000 (refer to Notes 5 and 8).

Sale of KLC Shares

In December 2014, the Company sold a total of 14,750 KLC shares at an average sale price of $22.19 per share, as discussed in Note 10.

Related Party Agreements

In January 2015, the Company's vessel owning subsidiaries signed amended and restated management agreements with Allseas, and brokerage services agreements with Seacommercial, as discussed in Note 4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: January 23, 2015	By:	/s/ Robert Perri
	Name:	Robert Perri
	Title:	Chief Financial Officer